SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                      ------------------------------------
                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
      (Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934)
                                       and
                                Amendment No. 5**
                                       to
                                  SCHEDULE 13D

                   MOUNTASIA ENTERTAINMENT INTERNATIONAL, INC.
                            (Name of Subject Company)

                               MEI HOLDINGS, L.P.
                                    (Bidder)

                 9% Convertible Debentures Due November 1, 1999,
                 9.1% Convertible Debentures Due January 1, 2002
                                       and
                                  Common Stock
                         (Title of Class of Securities)

                                    624547105
                      ------------------------------------
                     (CUSIP Number of Class of Common Stock)
                          ----------------------------

                               ------------------
                             Daniel A. Decker, Esq.
                               MEI Holdings, L.P.
                4200 Texas Commerce Tower West, 2200 Ross Avenue
                               Dallas, Texas 75201
                                 (214) 229-4900

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and
            Communications on Behalf of the Persons Filing Statement)

                                   Copies to:

                            Robert A. Profusek, Esq.
                           Jones, Day, Reavis & Pogue
                              599 Lexington Avenue
                            New York, New York 10022
                                 (212) 326-3939

                                November 14, 1996
     (Date Tender Offers First Published, Sent or Given to Security Holders)

                   This statement is filed in connection with
                                a tender offer.
                      ------------------------------------
                            Calculation of Filing Fee
================================================================================
         Transaction valuation                 Amount of Filing Fee
--------------------------------------------------------------------------------
              $73,829,181*                          $14,765.84
================================================================================

* For purposes of calculating fee only. This amount assumes the purchase of 16,330,988 shares of Common Stock of Mountasia Entertainment International, Inc. at $3.50 net in cash per share and the purchase of $5,248,296 of principal and accrued interest on the 9% Convertible Debentures Due November 1, 1999 and $11,422,427 of principal and accrued interest on the 9.1% Convertible Debentures Due January 1, 2002. The amount of the filing fee calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934 equals 1/50 of 1% of the value of the units to be purchased.

|_|  Check box if any part of the fee is offset as provided by Rule 0-11(a)(2).

----------
** This Schedule constitutes Amendment No. 5 to the Schedule 13D originally filed by MEI Holdings, L.P. and certain of its affiliates on June 17, 1996.

===============================                =================================
      CUSIP No. 624547105           14D-1             Page 2 of ___ Pages
               ---------
===============================                =================================


================================================================================
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     MEI Holdings, L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                        (b) |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     00
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(e) or 2(f)                                         |_|
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OR ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
7    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,727,970(1)
--------------------------------------------------------------------------------
8    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
     SHARES*                                                                |_|
--------------------------------------------------------------------------------
9    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

     41.8%
--------------------------------------------------------------------------------
10   TYPE OF REPORTING PERSON

     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


----------
(1) Does not give effect to (i) certain shares of Common Stock which MEI Holdings, L.P. would be entitled, upon the occurrence of certain future events outside the Reporting Persons' control, to purchase from the Company or to receive from the Company without payment of additional consideration, additional shares of Common Stock or other securities of the Company, (ii) certain additional securities which MEI Holdings, L.P. has agreed to purchase and which, if shareholder approval of such conversions is obtained, would be convertible into 2,032,565 additional shares of Common Stock, and (iii) certain other rights with respect to MEI Holdings, L.P.'s investments in the Company and the purchase of securities of the Company.

===============================                =================================
      CUSIP No. 624547105           14D-1             Page 3 of ___ Pages
               ---------
===============================                =================================


================================================================================
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     MEI GenPar, L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                        (b) |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(e) or 2(f)                                         |_|
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OR ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
7    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,727,970(1)
--------------------------------------------------------------------------------
8    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
     SHARES*                                                                |_|
--------------------------------------------------------------------------------
9    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

     41.8%
--------------------------------------------------------------------------------
10   TYPE OF REPORTING PERSON

     PN
================================================================================

                *SEE INSTRUCTIONS BEFORE FILLING OUT!


----------
(1) Does not give effect to (i) certain shares of Common Stock which MEI Holdings, L.P. would be entitled, upon the occurrence of certain future events outside the Reporting Persons' control, to purchase from the Company or to receive from the Company without payment of additional consideration, additional shares of Common Stock or other securities of the Company, (ii) certain additional securities which MEI Holdings, L.P. has agreed to purchase and which, if shareholder approval of such conversions is obtained, would be convertible into 2,032,565 additional shares of Common Stock and (iii) certain other rights with respect to MEI Holdings, L.P.'s investments in the Company and the purchase of securities of the Company.

===============================                =================================
      CUSIP No. 624547105           14D-1             Page 4 of ___ Pages
               ---------
===============================                =================================


================================================================================
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

`      HH GenPar Partners
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) |_|
                                                                        (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(e) or 2(f)                                        |_|
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OR ORGANIZATION

      Texas
--------------------------------------------------------------------------------
7     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      11,727,970(1)
--------------------------------------------------------------------------------
8     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
      SHARES*                                                               |_|
--------------------------------------------------------------------------------
9     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

      41.8%
--------------------------------------------------------------------------------
10    TYPE OF REPORTING PERSON

      PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


----------
(1) Does not give effect to (i) certain shares of Common Stock which MEI Holdings, L.P. would be entitled, upon the occurrence of certain future events outside the Reporting Persons' control, to purchase from the Company or to receive from the Company without payment of additional consideration, additional shares of Common Stock or other securities of the Company, (ii) certain additional securities which MEI Holdings, L.P. has agreed to purchase and which, if shareholder approval of such conversions is obtained, would be convertible into 2,032,565 additional shares of Common Stock and (iii) certain other rights with respect to MEI Holdings, L.P.'s investments in the Company and the purchase of securities of the Company.

===============================                =================================
      CUSIP No. 624547105           14D-1             Page 5 of ___ Pages
               ---------
===============================                =================================



================================================================================
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Hampstead Associates, Inc.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                        (b) |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(e) or 2(f)                                         |_|
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OR ORGANIZATION

     Texas
--------------------------------------------------------------------------------
7    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,727,970(1)
--------------------------------------------------------------------------------
8    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
     SHARES*                                                                |_|
--------------------------------------------------------------------------------
9    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

     41.8%
--------------------------------------------------------------------------------
10   TYPE OF REPORTING PERSON

     CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------
(1) Does not give effect to (i) certain shares of Common Stock which MEI Holdings, L.P. would be entitled, upon the occurrence of certain future events outside the Reporting Persons' control, to purchase from the Company or to receive from the Company without payment of additional consideration, additional shares of Common Stock or other securities of the Company, (ii) certain additional securities which MEI Holdings, L.P. has agreed to purchase and which, if shareholder approval of such conversions is obtained, would be convertible into 2,032,565 additional shares of Common Stock and (iii) certain other rights with respect to MEI Holdings, L.P.'s investments in the Company and the purchase of securities of the Company.

===============================                =================================
      CUSIP No. 624547105           14D-1             Page 6 of ___ Pages
               ---------
===============================                =================================


================================================================================
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     RAW GenPar, Inc.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                        (b) |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(e) or 2(f)                                         |_|
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OR ORGANIZATION

     Texas
--------------------------------------------------------------------------------
7    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,727,970(1)
--------------------------------------------------------------------------------
8    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
     SHARES*                                                                |_|
--------------------------------------------------------------------------------
9    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

     41.8%
--------------------------------------------------------------------------------
10   TYPE OF REPORTING PERSON

     CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------
(1) Does not give effect to (i) certain shares of Common Stock which MEI Holdings, L.P. would be entitled, upon the occurrence of certain future events outside the Reporting Persons' control, to purchase from the Company or to receive from the Company without payment of additional consideration, additional shares of Common Stock or other securities of the Company, (ii) certain additional securities which MEI Holdings, L.P. has agreed to purchase and which, if shareholder approval of such conversions is obtained, would be convertible into 2,032,565 additional shares of Common Stock and (iii) certain other rights with respect to MEI Holdings, L.P.'s investments in the Company and the purchase of securities of the Company.

===============================                =================================
      CUSIP No. 624547105           14D-1             Page 7 of ___ Pages
               ---------
===============================                =================================


================================================================================
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     InMed, Inc. d/b/a Incap, Inc.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                        (b) |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(e) or 2(f)                                         |_|
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OR ORGANIZATION

     Texas
--------------------------------------------------------------------------------
7    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,727,970(1)
--------------------------------------------------------------------------------
8    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
     SHARES*                                                                |_|
--------------------------------------------------------------------------------
9    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

     41.8%
--------------------------------------------------------------------------------
10   TYPE OF REPORTING PERSON

     CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


----------
(1) Does not give effect to (i) certain shares of Common Stock which MEI Holdings, L.P. would be entitled, upon the occurrence of certain future events outside the Reporting Persons' control, to purchase from the Company or to receive from the Company without payment of additional consideration, additional shares of Common Stock or other securities of the Company, (ii) certain additional securities which MEI Holdings, L.P. has agreed to purchase and which, if shareholder approval of such conversions is obtained, would be convertible into 2,032,565 additional shares of Common Stock and (iii) certain other rights with respect to MEI Holdings, L.P.'s investments in the Company and the purchase of securities of the Company.

===============================                =================================
      CUSIP No. 624547105           14D-1             Page 8 of ___ Pages
               ---------
===============================                =================================


================================================================================
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Donald J. McNamara
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                        (b) |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(e) or 2(f)                                         |_|
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OR ORGANIZATION

     United States
--------------------------------------------------------------------------------
7    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,727,970(1)
--------------------------------------------------------------------------------
8    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
     SHARES*                                                                |_|
--------------------------------------------------------------------------------
9    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

     41.8%
--------------------------------------------------------------------------------
10   TYPE OF REPORTING PERSON

     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


----------
(1) Does not give effect to (i) certain shares of Common Stock which MEI Holdings, L.P. would be entitled, upon the occurrence of certain future events outside the Reporting Persons' control, to purchase from the Company or to receive from the Company without payment of additional consideration, additional shares of Common Stock or other securities of the Company, (ii) certain additional securities which MEI Holdings, L.P. has agreed to purchase and which, if shareholder approval of such conversions is obtained, would be convertible into 2,032,565 additional shares of Common Stock and (iii) certain other rights with respect to MEI Holdings, L.P.'s investments in the Company and the purchase of securities of the Company.

===============================                =================================
      CUSIP No. 624547105           14D-1             Page 9 of ___ Pages
               ---------
===============================                =================================


================================================================================
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Robert A. Whitman
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                        (b) |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(e) or 2(f)                                         |_|
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OR ORGANIZATION

     United States
--------------------------------------------------------------------------------
7    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,727,970(1)
--------------------------------------------------------------------------------
8    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
     SHARES*                                                                |_|
--------------------------------------------------------------------------------
9    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

     41.8%
--------------------------------------------------------------------------------
10   TYPE OF REPORTING PERSON

     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------
(1) Does not give effect to (i) certain shares of Common Stock which MEI Holdings, L.P. would be entitled, upon the occurrence of certain future events outside the Reporting Persons' control, to purchase from the Company or to receive from the Company without payment of additional consideration, additional shares of Common Stock or other securities of the Company, (ii) certain additional securities which MEI Holdings, L.P. has agreed to purchase and which, if shareholder approval of such conversions is obtained, would be convertible into 2,032,565 additional shares of Common Stock and (iii) certain other rights with respect to MEI Holdings, L.P.'s investments in the Company and the purchase of securities of the Company.

===============================                =================================
      CUSIP No. 624547105           14D-1             Page 10 of ___ Pages
               ---------
===============================                =================================


================================================================================
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Daniel A. Decker
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                        (b) |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(e) or 2(f)                                         |_|
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OR ORGANIZATION

     United States
--------------------------------------------------------------------------------
7    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,727,970(1)
--------------------------------------------------------------------------------
8    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
     SHARES*                                                                |_|
--------------------------------------------------------------------------------
9    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

     41.8%
--------------------------------------------------------------------------------
10   TYPE OF REPORTING PERSON

     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


----------
(1) Does not give effect to (i) certain shares of Common Stock which MEI Holdings, L.P. would be entitled, upon the occurrence of certain future events outside the Reporting Persons' control, to purchase from the Company or to receive from the Company without payment of additional consideration, additional shares of Common Stock or other securities of the Company, (ii) certain additional securities which MEI Holdings, L.P. has agreed to purchase and which, if shareholder approval of such conversions is obtained, would be convertible into 2,032,565 additional shares of Common Stock and (iii) certain other rights with respect to MEI Holdings, L.P.'s investments in the Company and the purchase of securities of the Company.

     This Rule 14D-1 Transaction Statement (the "Statement") relates to a tender offer by MEI Holdings, L.P., a Delaware limited partnership (the "Purchaser"), to purchase (i) any and all of the outstanding shares of Common Stock (the "Shares") of Mountasia Entertainment International, Inc., a Georgia corporation (the "Company"), not now beneficially owned by the Purchaser at $3.50 per Share, net to the seller in cash, (ii) any and all of the outstanding 9% Subordinated Convertible Debentures Due November 1, 1999 (the "9% Debentures") of the Company at par plus accrued and unpaid interest to the date of acceptance for payment, net to the seller in cash, and (iii) all outstanding 9.1% Subordinated Convertible Debentures Due January 1, 2002 (the "9.1% Debentures" and together with the 9% Debentures, collectively, the "Debentures") of the Company at par plus accrued and unpaid interest to date of acceptance for payment, net to the seller in cash, on the terms and subject to the conditions set forth in the Purchaser's Offer To Purchase, dated November 14, 1996 (the "Offer To Purchase"), and the related Letters of Transmittal (which together constitute the "Offers"), and is intended to satisfy the reporting requirements of Section 14(d) of the Securities Exchange Act of 1934, as amended. Copies of the Offer To Purchase and the related Letters of Transmittal are filed by the Purchaser as Exhibits (a)(1) and (a)(2), respectively, hereto.

Item 1.  Security and Subject Company.

     (a) The name of the subject company is Mountasia Entertainment International, Inc., and the address of its principal executive offices is 5895 Windward Parkway, Suite 220, Alpharetta, Georgia 30202.

     (b) The classes of the securities to which this Statement relates are the Company's Common Stock and Debentures. The information set forth in "Introduction" and "Description of Debentures" in the Offer To Purchase is incorporated herein by reference.

     (c) The information set forth in "Special Factors -- Market Prices for Shares" in the Offer To Purchase is incorporated herein by reference.

Item 2.  Identity and Background.

     (a)-(d) and (g) The information set forth in "Introduction" and "Certain Information Concerning the Purchaser" in the Offer To Purchase is incorporated herein by reference.

     (e)-(f) During the last five years, neither of the persons filing this Statement nor, to their knowledge, any of the persons listed on Annex B to the Offer To Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, Federal or state securities laws or finding any violation of such laws.

Item 3.  Past Contacts, Transactions or Negotiations with the Subject Company.

     (a)-(b) The information set forth in "Special Factors -- Certain Determinations by the Purchaser and Plans for the Company after the Offers," "Special Factors -- Interests of Certain Persons in the Offers," "--The Redemption Agreement," "Background of the Offer," and "The Recapitalization Agreements" in the Offer To Purchase is incorporated herein by reference.

Item 4.  Source and Amount of Funds or Other Consideration.

     (a) The information set forth in "The Offers -- Sources and Amount of Funds" in the Offer To Purchase is incorporated herein by reference.

     (b)-(c) Not applicable.

Item 5. Purpose of the Tender Offers and Plans or Proposals of the Bidder.

     (a)-(g) The information set forth in "Introduction," "Special Factors -- Certain Determinations by the Purchaser and Plans for the Company After the Offers," "-- Certain Effects of the Offers," "Background of the Offers," and "The Recapitalization Agreements" in the Offer To Purchase is incorporated herein by reference.

Item 6.  Interest in Securities of the Subject Company.

     (a)-(b) The information set forth in "Introduction," "Special Factors -- Interests of Certain Persons in the Offers," "--The Redemption Agreement," "Background of the Offers," "The Recapitalization Agreements," and "Certain Information Concerning the Purchaser" in the Offer To Purchase is incorporated herein by reference.

Item 7. Contracts, Arrangements, Understandings or Relationships with Respect to the Subject Company Securities.

     The information set forth in "Introduction," "Special Factors -- Interests of Certain Persons in the Offers," "Background of the Offers," "The Recapitalization Agreements," and "Certain Information Concerning the Purchaser" in the Offer To Purchase is incorporated herein by reference.

Item 8.  Persons Retained, Employed or to be Compensated.

     The information set forth in "The Offers -- Fees and Expenses" in the Offer To Purchase is incorporated herein by reference.

Item 9.  Financial Statements of Certain Bidders.

     Not applicable.

Item 10.   Additional Information.

     (a) The information set forth in "Special Factors -- Interests of Certain Persons in the Offers" in the Offer To Purchase is incorporated herein by reference.

     (b)-(c) The information set forth in "The Offers -- Certain Legal Matters" in the Offer To Purchase is incorporated herein by reference.

     (d) The information set forth in "Special Factors -- Certain Effects of the Offers" in the Offer To Purchase is incorporated herein by reference.

     (e)-(f) Not applicable.

Item 11.   Material to be Filed as Exhibits.

     (a) (1) Offer To Purchase, dated November 14, 1996

         (2) Letter of Transmittal

         (3) Notice of Guaranteed Delivery

         (4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

         (5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees

         (6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

         (7)  Text of Press Release issued by the Company on November 7, 1996

         (8)  Text of Press Release issued by the Purchaser on November 14,
              1996

     (b)      Not applicable.

     (c) (1) Amended and Restated Investment Agreement, dated June 5, 1996, as amended, between the Purchaser and the Company (incorporated by reference to Exhibit 1 to Amendment No. 3, dated September 26, 1996, to Schedule 13D filed by the Purchaser and certain of its affiliates on June 17, 1996)

         (2) Warrant, dated August 28, 1996, by the Company (incorporated by reference to Exhibit 2 to Amendment No. 3, dated September 26, 1996, to Schedule 13D filed by the Purchaser and certain of its affiliates on June 17, 1996)

         (3) Letters from L. Scott and Julia Demerau, dated August 28, 1996 (incorporated by reference to Exhibit 3 to Amendment No. 3, dated September 26, 1996, to Schedule 13D filed by the Purchaser and certain of its affiliates on June 17, 1996)

         (4) Standstill Agreement, dated August 28, 1996, between the Purchaser and the Company (incorporated by reference to Exhibit 4 to Amendment No. 3, dated September 26, 1996, to Schedule 13D filed by the Purchaser and certain of its affiliates on June 17,
              1996)

         (5) Registration Rights Agreement, dated August 28, 1996 (incorporated by reference to Exhibit 6 to Amendment No. 3, dated September 26, 1996, to Schedule 13D filed by the Purchaser and certain of its affiliates on June 17, 1996)

         (6) Redemption Agreement, dated November 14, 1995, between the Company and the Purchaser.

                                   SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement may be filed collectively on behalf of it and each of MEI GenPar, L.P., HH GenPar Partners, Hampstead Associates, Inc., RAW GenPar, Inc., InMed, Inc., Donald J. McNamara, Robert A. Whitman and Daniel A. Decker.

Dated:  November 14, 1996


                         MEI HOLDINGS, L.P.


                           By:  MEI GenPar, L.P.
                                Its General Partner

                             By: HH GenPar Partners
                                 Its General Partner

                                By:  Hampstead Associates, Inc.
                                     Its Managing General Partner

                                  By:  /s/ Daniel A. Decker
                                       -----------------------------------------
                                       Daniel A. Decker
                                       Executive Vice President


     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement may be filed collectively on behalf of it and each of MEI Holdings, L.P., HH GenPar Partners, Hampstead Associates, Inc., RAW GenPar, Inc., InMed, Inc., Donald J. McNamara, Robert A. Whitman and Daniel A. Decker.

Dated:  November 14, 1996


                         MEI GENPAR, L.P.


                           By:  HH GenPar Partners
                                Its General Partner

                             By: Hampstead Associates, Inc.
                                 Its Managing General Partner

                                By: /s/ Daniel A. Decker
                                    --------------------------------------------
                                    Daniel A. Decker
                                    Executive Vice President

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement may be filed collectively on behalf of it and each of MEI Holdings, L.P., MEI GenPar, L.P., Hampstead Associates, Inc., RAW GenPar, Inc., InMed, Inc., Donald J. McNamara, Robert A. Whitman and Daniel A. Decker.

Dated:  November 14, 1996


                         HH GENPAR PARTNERS


                         By: Hampstead Associates, Inc.
                             Its Managing General Partner

                           By: /s/ Daniel A. Decker
                               -------------------------------------------------
                               Daniel A. Decker
                               Executive Vice President


     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement may be filed collectively on behalf of it and each of MEI Holdings, L.P., MEI GenPar, L.P., HH GenPar Partners, RAW GenPar, Inc., InMed, Inc., Donald J. McNamara, Robert A. Whitman and Daniel A. Decker.

Dated:  November 14, 1996


                         HAMPSTEAD ASSOCIATES, INC.


                         By:  /s/ Daniel A. Decker
                              --------------------------------------------------
                              Daniel A. Decker
                              Executive Vice President


     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement may be filed collectively on behalf of it and each of MEI Holdings, L.P., MEI GenPar, L.P., HH GenPar Partners, Hampstead Associates, Inc., InMed, Inc., Donald J. McNamara, Robert A. Whitman and Daniel A. Decker.

Dated:  November 14, 1996


                         RAW GENPAR, INC.


                         By:  /s/ Robert A. Whitman
                              --------------------------------------------------
                              Daniel A. Decker
                              President

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement may be filed collectively on behalf of it and each of MEI Holdings, L.P., MEI GenPar, L.P., HH GenPar Partners, Hampstead Associates, Inc., RAW GenPar, Inc., Donald
J. McNamara, Robert A. Whitman and Daniel A. Decker.

Dated:  November 14, 1996


                         INMED, INC.


                         By:  /s/ Daniel A. Decker
                              --------------------------------------------------
                              Daniel A. Decker
                              President


     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement may be filed collectively on behalf of it and each of MEI Holdings, L.P., MEI GenPar, L.P., HH GenPar Partners, Hampstead Associates, Inc., RAW GenPar, Inc., InMed, Inc., Robert A. Whitman and Daniel A. Decker.

Dated:  November 14, 1996


                          By:  /s/ Donald J. McNamara
                               -------------------------------------------------
                               Donald J. McNamara


     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement may be filed collectively on behalf of it and each of MEI Holdings, L.P., MEI GenPar, L.P., HH GenPar Partners, Hampstead Associates, Inc., RAW GenPar, Inc., InMed, Inc., Donald J. McNamara and Daniel A. Decker.

Dated:  November 14, 1996


                         By:  /s/ Robert A. Whitman
                              --------------------------------------------------
                              Robert A. Whitman


                                    After reasonable inquiry and to the best of
its knowledge and belief, the undersigned certifies that the information set forth in this statement may be filed collectively on behalf of it and each of MEI Holdings, L.P., MEI GenPar, L.P., HH GenPar Partners, Hampstead Associates, Inc., RAW GenPar, Inc., InMed, Inc., Donald J. McNamara and Robert A. Whitman.

Dated:  November 14, 1996


                         By:  /s/ Daniel A. Decker
                              --------------------------------------------------
                              Daniel A. Decker

                                INDEX TO EXHIBITS

Exhibits


(a)  (1)   Offer To Purchase dated November 14, 1996............................

(a)  (2)   Letter of Transmittal................................................

(a)  (3)   Notice of Guaranteed Delivery........................................

(a)  (4)   Letter to Brokers, Dealers, Commercial Banks, Trust Companies
           and Other Nominees...................................................

(a)  (5)   Letter to Clients for use by Brokers, Dealers, Commercial Banks,
           Trust Companies and Other Nominees...................................

(a)  (6)   Guidelines for Certification of Taxpayer Identification Number on
           Substitute Form W-9..................................................

(a)  (7)   Text of Press Release issued by the Company on November 7, 1996......

(a)  (8)   Text of Press Release issued by the Purchaser on November 14, 1996...

(c)  (1)   Amended and Restated Investment Agreement, dated June 5, 1996, as amended, between the Purchaser and the Company (incorporated by reference to Exhibit 1 to Amendment No. 3, dated September 26, 1996, to Schedule 13D filed by the Purchaser and certain of its affiliates on June 17, 1996)

(c)  (2)   Warrant, dated August 28, 1996, by the Company (incorporated by reference to Exhibit 2 to Amendment No. 3, dated September 26, 1996, to Schedule 13D filed by the Purchaser and certain of its affiliates on June 17, 1996)

(c)  (3)   Letters from L. Scott and Julia Demerau regarding resale of Shares, dated August 28, 1996 (incorporated by reference to Exhibit 3 to Amendment No. 3, dated September 26, 1996, to Schedule 13D filed by the Purchaser and certain of its affiliates on June 17, 1996)

(c)  (4)   Standstill Agreement, dated August 28, 1996, between the Purchaser and the Company (incorporated by reference to Exhibit 4 to Amendment No. 3, dated September 26, 1996, to Schedule 13D filed by the Purchaser and certain of its affiliates on June 17, 1996)

(c)  (5)   Registration Rights Agreement, dated August 28, 1996 (incorporated by reference to Exhibit 6 to Amendment No. 3, dated September 26, 1996, to Schedule 13D filed by the Purchaser and certain of its affiliates on June 17, 1996)

(c)  (6)   Redemption Agreement, dated November 14, 1995, between the Company and the Purchaser.